UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

  DIVISION OF
CORPORATION FINANCE
Mail Stop 0405

		June 2, 2005

Glen M. Dobbs, President and Chairman
Mines Management, Inc.
950 W. Riverside, Suite 311
Spokane, WA 99201

	RE:	Mines Management, Inc.
		Preliminary Schedule 14A
		Filed February 18, 2005
		File No. 3235-0059
		Form 10-KSB
		Filed March 28, 2005 and amended on May 2, 2005
		File No. 1-32074

Dear Mr. Dobbs:

      We have limited our review of the above filings to the areas commented on. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

Financial statements, page 17

1. We have considered your response to our prior comment 2(a) with regard to the applicability of FAS 7. Based on your disclosure of your current activities and operations, it would appear that you meet the guidelines described in paragraph 8 and 9 of FAS 7, as you have no significant revenues, are raising capital, and exploring for natural resources. As such, the reporting requirements of this standard would appear to apply for your operations since your reactivation from your inactive state with the acquisition of the Montanore Project in the late 1990s. Please refer to footnote 7 of paragraph 11(b) of FAS 7. It appears that you need to expand your financial statements to provide the disclosures required by FAS 7, paragraphs 11-12 subsequent to your acquisition of the Montanore Project.

2. We have reviewed your response to prior comment number 2(d). We note that you currently have $504,492 capitalized for mining properties, which you state in Note 3 include acquisition, exploration and development costs. Provide us a schedule that identifies the nature of the costs that comprise the total amount reported as mining properties and support your continued capitalization of these costs, given that you have no proven and probable reserves, as defined in Industry Guide 7.

3. We have reviewed your response to prior comment number 2(d) and your proposed disclosure. Please revise your proposed disclosure to limit it to address accounting policies that specifically relate to the operations reported in your financial statement.

4. We have considered your response to our prior comment 2(g) with regard to the treatment of stock options issued in exchange for services such as those disclosed in Note 9, which is disclosed as a subsequent event. Your response addressed the disclosure of stock option in note 6, which addressed employee stock options. In future filings, expand your disclosure of accounting policies to address your treatment of stock options issued in exchange for services. Please note this disclosure will also need to be considered together with the disclosure requirements of FAS 7, paragraph 11(d)(3) for your statement of stockholders` equity.

5. We have considered your response to our prior comment 2(i) with regard to disclosing the change in accounting principle for the adoption of FAS 123 as required by paragraph 45(b) and FAS 148.
As
you quoted in your response, FAS 123 paragraph 45(b) requires a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented. Your response indicates this was adopted in the year ended December 31, 2003. Because the consolidated statement of income for the year ended December 31, 2003 is presented as part of your fiscal 2004 audited financial statements, the disclosure provided in your 2003 financial statements is also required in your
2004 financial statements. As previously requested, please expand your 2004 financial statements to provide this disclosure.

Consolidated Statements of Stockholders` Equity, page 21

6. We have reviewed your response to our prior comments 3 and 4 and noted that the schedule provided showed $6,488,010 was received, which did not agree to the amount in the statement of stockholders` equity of $6,448,010. Tell us why these two amounts do not agree. Consider providing the following disclosure, in summary form, with regard to warrants outstanding as of each balance sheet date presented to avoid investor confusion:
a. The title and aggregate amount of securities called for by warrants or rights outstanding,
b. The period during which warrants or rights are exercisable, and
c. The exercise price
Note that this disclosure requirement should also be considered in light of the disclosures required under FAS 7, paragraph 11(d).

7. We have considered your response to our prior comment 5. Please provide further explanation of the following:
a. Why does the exercise of 168,685 options disclosed in the statement of stockholders` equity differ from the exercise of the 200,000 options disclosed in note 6?
b. Why does the exercise of 168,685 options disclosed in the statement of stockholders` equity not appear to result in cash proceeds to the company equal to the product of the strike price times the number of options exercised?

Engineering Comments

General

8. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
a. The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
b. Provide a description of equipment and other infrastructure facilities.
c. The source of power and water that can be utilized at the property.
If all infrastructure, facilities, buildings or equipment is absent from the property, or deteriorated to the point where it cannot reasonably be repaired, make a statement to that effect.






Montanore Property, page 6

9. The first paragraph on page nine refers to a re-permitting stage.
This is not one of the stages recognized by Industry Guide 7.
Please
modify this paragraph and describe the specific permitting activities.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





   You may contact Gary Newberry at (202) 551-3761, or Jill Davis, Accounting Branch Chief, at (202) 551-3683, if you have questions regarding comments on the financial statements and related matters.
If you have questions relating to the engineering comments, you may contact George Schuler at (202) 551-3718. Direct questions relating to disclosure issues to Carmen Moncada-Terry at (202) 551-3687 or, in her absence, to the undersigned, at (202) 551-3740. Direct any correspondence to us at the following ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	K. Oakley
      G. Newberry
	J. Davis
	K. Schuler
      C. Moncada-Terry

















Mr. Glen M. Dobbs
Mines Management, Inc
June 2, 2005
page 2